

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 23, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest With Par Value of $0.00001 of AllianzGI Artificial Intelligence & Technology Opportunities Fund under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company